FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, Kentucky 40065

Phone:  (502) 410-4500  Fax (502) 633-6163

April 27, 2010

Mr. Brian Pitko

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

File No. 333-152062

Dear Mr. Pitko:

I am writing to you to follow up on your conversation with our Company’s attorney, Matthew D. Watkins.

Please be advised that Company is aware of its obligation to respond to the Commission’s comments to (1) the most recently filed Amended Form S-1 registration statement and (2) the request for confidential treatment of certain information contained therein.

As noted in our letter of March 15, 2010, we were required to wait until the completion of the 2009 year-end Form 10K to complete and file a response to the SEC’s comments on Amendment no. 5 to Form S-1.  The 2009 Form 10K was filed on April 15, 2010.  The disclosures contained therein have been incorporated into the current Amendment no. 6 to Form S-1.  Our response letter and Amendment no. 6 to the Form S-1 is currently being reviewed by the Company’s auditors. We expect to file the Amendment immediately upon the completion of their review.

Our attorneys will file the response to the Commission’s comments on the request for confidential treatment concurrently with the filing of Amendment no. 6 to Form S-1.

Please feel free to contact us or our attorney, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President